Form 4

1.   Name and Address of Reporting Person -
     Peter R. Kellogg
     C/O Spear, Leeds & Kellogg
     120 Broadway
     New York, New York 10271
2.   Issuer Name and Ticker or Trading Symbol - Chattem,
     Inc. ("CHTT")
3.   IRS or Social Security Number of Reporting Person
     (Voluntary)
4.   Statement for Month/Year - July, 2000
5.   If Amendment, Date of Original (Month/Year)
6.   Relationship of Reporting Person to Issuer - 10% Owner

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security -- Common Stock
2.   Transaction Date. -- July 6, 2000
3.   Transaction Code -- P
4.   Securities Acquired (A) or Disposed of (D)
          Amount = 188,000.
          (A)  or (D) = A.
          Price 13.125.
5.   Amount of Securities Beneficially Owned at End of
      Month = 1,300,000
6.      Ownership Form   -- (I).
7.      Nature of Indirect Beneficial Ownership -- I.A.T.
      Reinsurance Syndicate Ltd., a Bermuda Corporation of which Mr. Kellogg is the sole holder of voting stock.
      Mr. Kellogg disclaims beneficial ownership of these shares.

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security.                        N/A.
2. Conversion or Exercise Price of Derivative Security. N/A.
3. Transaction Date.                                    N/A.
4. Transaction Code.                                    N/A.
5. Number of Derivative Securities Acquired or Disposed N/A.
6. Date Exercisable and Expiration Date                 N/A.
7. Title and Amount of Underlying Securities            N/A.
8. Price of Derivative Securities                     N/A.
9. Number of Derivative Securities Beneficially Owned at End
   of Month                                           N/A.
10.Ownership Form of Derivative Security
   N/A.
11.Nature of Indirect Beneficial Ownership            N/A.